UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2012

or

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from _____________ to _____________

Commission File Number: 1-9894

A.	Full title of the plan and address of the plan, if different from that of the issuer named below:

ALLIANT ENERGY CORPORATION 401(k) SAVINGS PLAN

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

ALLIANT ENERGY CORPORATION
4902 North Biltmore Lane
Madison, Wisconsin 53718

REQUIRED INFORMATION

The following financial statements and schedules of the Alliant Energy Corporation 401(k) Savings Plan, prepared in accordance with the financial reporting requirements of the Employee Retirement Income Security Act of 1974, as amended, are filed herewith.

Page 1 of 18 pages
Exhibit Index is on page 17

ALLIANT ENERGY CORPORATION
401(k) SAVINGS PLAN

FINANCIAL STATEMENTS AS OF DECEMBER 31, 2012 AND 2011

AND FOR THE YEAR ENDED DECEMBER 31, 2012,

SUPPLEMENTAL SCHEDULES AS OF AND FOR THE YEAR ENDED DECEMBER 31, 2012, AND

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Total Compensation Committee and Participants of the Alliant Energy Corporation 401(k) Savings Plan
Madison, Wisconsin

We have audited the accompanying statements of net assets available for benefits of Alliant Energy Corporation 401(k) Savings Plan (the “Plan”) as of December 31, 2012 and 2011, and the related statement of changes in net assets available for benefits for the year ended December 31, 2012. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2012 and 2011, and the changes in net assets available for benefits for the year ended December 31, 2012, in conformity with accounting principles generally accepted in the United States of America.
Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of (1) assets (held at end of year) as of December 31, 2012, and (2) assets (acquired and disposed of within year) for the year ended December 31, 2012, and (3) reportable transactions for the year ended December 31, 2012, are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These schedules are the responsibility of the Plan’s management. Such schedules have been subjected to the auditing procedures applied in our audit of the basic 2012 financial statements and, in our opinion, are fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

/s/ Deloitte & Touche LLP

Milwaukee, Wisconsin
June 21, 2013

ALLIANT ENERGY CORPORATION
401(k) SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

	December 31, 2012	December 31, 2011
Investments (Refer to Notes 7, 8 and 9)	$717,162,980	$647,298,220
Notes receivable from participants	10,972,377	10,840,454
Net assets available for benefits at fair value	728,135,357	658,138,674
Adjustments from fair value to contract value for fully benefit-responsive investment contracts (Refer to Note 2)	(1,536,223)	(441,941)
Net assets available for benefits	$726,599,134	$657,696,733

The accompanying Notes to Financial Statements are an integral part of these statements.

ALLIANT ENERGY CORPORATION
401(k) SAVINGS PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

For the Year Ended December 31,
2012
Net assets available for benefits - beginning of year	$657,696,733
Contributions:
Cash contributions from employees	29,087,416
Employer contributions:
Cash	18,342,920
Cash for purchase of Alliant Energy Corporation common stock	207,001
Rollovers from other qualified plans	1,007,000
Investment income:
Interest and dividends	14,632,693
Net appreciation in fair value of investments (Refer to Note 7)	59,330,616
Net investment income	73,963,309
Interest income on notes receivable from participants	480,791
Distributions to participants	(54,186,036)
Net increase	68,902,401
Net assets available for benefits - end of year	$726,599,134

The accompanying Notes to Financial Statements are an integral part of this statement.

ALLIANT ENERGY CORPORATION
401(k) SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2012 AND 2011 AND
FOR THE YEAR ENDED DECEMBER 31, 2012

(1) DESCRIPTION OF THE PLAN
The Alliant Energy Corporation 401(k) Savings Plan (the Plan) is a qualified defined contribution plan under Section 401(k) of the Internal Revenue Code (the Code), as amended, and meets the applicable requirements of the Employee Retirement Income Security Act of 1974, as amended. The following brief description of the Plan is provided for general information purposes only. More complete information regarding the Plan is provided in the plan document and summary plan description, which have been made available to all eligible Plan participants (participants). The Plan is administered by the Total Compensation Committee (the Committee) and the Plan sponsor is Alliant Energy Corporate Services, Inc. (a direct subsidiary of Alliant Energy Corporation). The Committee reserves the right to terminate, amend or modify the Plan if future conditions warrant such action.

Any regular employee of Alliant Energy Corporation and its participating subsidiaries (the Company) age 18 and over may participate in the Plan. Regular full-time employees and regular part-time employees customarily scheduled to work at least half-time may participate immediately following 30 days of service. Part-time employees customarily scheduled to work less than half-time may participate after 12 months of service during which he or she has earned at least 1,000 paid hours. Effective for nonbargaining employees hired on or after January 1, 2011 and bargaining employees hired on or after January 1, 2012, an initial automatic 3% pre-tax contribution rate will apply unless the employee makes a contrary election within 30 days of their hire date.

An Employee Stock Ownership Plan (ESOP) is in place within the Plan. Under these provisions, participants have the option to elect to receive cash for any dividends paid on Company common stock within the Plan or to have the dividends reinvested in additional shares based on the current market price.

The Company provides matching contributions of $0.50 for each $1 contributed by the participant up to the first 8% of each respective participant’s eligible compensation. In addition, the Company provides a contribution into each active employee’s 401(k) account each pay period based on a percentage of their base pay (non-elective Company cash contribution) as follows:

Age Plus Years of Service	Company Contribution
< 49	4%
50 - 69	5%
70+	6%

Company matching contributions and the non-elective Company cash contributions are generally invested at each participant’s discretion. Participants may subsequently re-designate the distribution of future contributions or transfer existing balances between investment funds on a daily basis, subject to the limits set forth in the Plan.

An “additional” Company contribution is contributed to the accounts of active participants, as of the last day of the Plan year, who contributed at least the maximum level of their compensation eligible to be matched by the Company and did not receive the maximum level of Company matching contributions based on their contributions during the Plan year. The amount of the “additional” Company contribution is the difference between the maximum level of Company matching contributions based on the participants contributions during the Plan year and the amount of Company matching contributions previously received by the participant during the Plan year.

There are certain exceptions to the Company matching contributions and non-elective Company cash contributions described above for bargaining unit employees. These exceptions are dependent on the bargaining unit in which the employee participates and the employee’s date of hire. These exceptions include certain employees being ineligible for the non-elective Company cash contribution and the Company matching contribution being limited to $0.50 for each $1 contributed by the participant up to the first 6% of each respective participant’s eligible compensation. In addition, certain bargaining unit employees are eligible for an additional Company contribution of 1% of their respective eligible compensation (1% Company contribution). Dependent on the bargaining unit which the employee participates in, the 1% Company contribution will be invested in the Alliant Energy Corporation Common Stock Fund or according to the participant’s discretion as a cash contribution. Participants must have at least three years of service before they can diversify investments from this 1% Company contribution invested in the Alliant Energy Corporation Common Stock Fund to different investment funds.

Employee contribution limits for 2012 were as follows:

Eligible employee annual contribution limit as a percentage of compensation	50%
Maximum annual contribution limit (a)	$17,000

(a)
Participants who were at least age 50 by December 31, 2012 were eligible to make additional catch-up contributions of up to $5,500 in 2012. These additional catch-up contributions were not eligible for any Company match.

Participants are immediately vested in their respective employee and employer contributions, except for the non-elective Company cash contribution which is subject to a three year cliff vesting schedule for all new hires. At December 31, 2012 and 2011, forfeited nonvested accounts totaled $26,537 and $57,964, respectively. These accounts will be used to reduce future employer contributions. During the year ended December 31, 2012, employer contributions were reduced by $122,805 from forfeited nonvested accounts.

Contributions under the Plan are held and invested, until distribution, in a Trust Fund maintained by J.P. Morgan Retirement Plan Services LLC (the Trustee or JPMorgan). Individual accounts are maintained by the Trustee for each participant. Each participant’s account is credited with the participant’s contributions, Company contributions, and an allocation of Plan earnings, and charged with withdrawals and an allocation of Plan losses and administrative expenses. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account balance.

The Plan has provisions under which participants who are active employees may take loans up to the lesser of $50,000 or 50% of their total account balance (a $1,000 minimum loan amount and a maximum of three loans for each participant also apply). The Committee determines the loan interest rate pursuant to the Plan. Interest rates on participant loans outstanding ranged from 4.25% to 10.50% at both December 31, 2012 and 2011. Principal and interest are repaid bi-weekly through employee payroll deductions.

(2) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
(a) Basis of Accounting - The financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (GAAP).

(b) Accounting for Fully Benefit-Responsive Contracts - In accordance with FASB authoritative guidance which defines reporting of fully benefit-responsive contracts held by defined-contribution pension plans, the statements of net assets available for benefits present investments at fair value as well as an additional line item showing an adjustment of fully benefit-responsive contracts from fair value to contract value. Certain events, such as a Plan termination or merger, initiated by the Plan sponsor, may limit the ability of the Plan to transact at contract value or may allow for the termination of the wrapper contract at less than contract value. The Committee believes the occurrence of events that may limit the ability of the Plan to transact at less than contract value is not probable.

(c) Valuation of Investments and Income Recognition - The Plan’s investments are stated at fair value. All Guaranteed Investment Contracts (GICs) held by the Plan are fully benefit-responsive contracts and at December 31, 2012 and 2011 all were synthetic GICs. The synthetic GICs are comprised of investments in common collective trusts and other fixed income securities owned by the Plan and an investment contract issued by an insurance company or other financial institution, designed to provide a contract value “wrapper” around the fixed income portfolio to guarantee a specific interest rate. The contract value of all GIC investments was $72,344,936 and $70,581,989 at December 31, 2012 and 2011, respectively. The approximate fair value of these investments was $73,881,159 and $71,023,930 at December 31, 2012 and 2011, respectively, based on the fair value of the underlying assets. The weighted average yields for the GICs based on annualized earnings on December 31, 2012 and 2011 were 1.24% and 2.07%, respectively. The weighted average yields for the GICs based on the interest rate credited to participants on December 31, 2012 and 2011 were 2.00% and 2.69%, respectively. All other Plan investments are carried at fair value as determined by quoted market prices or the net asset value (NAV) of shares held by the Plan on the valuation date. Interest income is accrued when earned. Dividend income is recorded on the ex-dividend date. Investment transactions are recorded on the trade date.

(d) Net Appreciation in Fair Value of Investments - Net realized and unrealized appreciation is recorded in the accompanying statement of changes in net assets available for benefits as “Net appreciation in fair value of investments.”

(e) Notes Receivable from Participants - Participant loans are carried at their unpaid principal balance, plus any accrued but unpaid interest.

(f) Payment of Benefits - Benefit payments to participants are recorded when paid.

(g) Expenses - All expenses paid through the Plan are recorded with investment earnings in the accompanying statement of changes in net assets available for benefits. Recordkeeping fees are reported separate from investment earnings on JPMorgan individual participant statements and are paid for directly by the Plan participants. Investment management fees are paid from investment earnings prior to crediting earnings to the individual participant account balances, but can be identified in the investment fund information supplied to participants from JPMorgan. Certain other Plan administrative expenses are absorbed by the Company. Expenses incurred in maintaining Self-Managed Brokerage Accounts are the responsibility of the respective Plan participants.

(h) Use of Estimates - The preparation of financial statements in conformity with GAAP requires the Plan administrator to make estimates and assumptions that affect the reported amounts of net assets available for benefits at the date of the financial statements and the reported amounts of changes in net assets available for benefits during the reporting period. Actual results could differ from those estimates.

(i) Risk and Uncertainties - The Plan invests in various investments, including registered investment companies, common/collective trusts, common stock of the Company and synthetic investment contracts. The Plan also offers a Self-Managed Brokerage Account option which allows participants to invest in a wide range of mutual funds. Investments, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility risks. Due to the level of risk associated with certain investments, it is reasonably possible that changes in the values of certain investments may occur in the near term and that such changes could materially affect the amounts reported in the financial statements.

(3) TAX STATUS
The Internal Revenue Service (IRS) has determined and informed the Company by a letter dated August 25, 2003, that the Plan and related trust are designed in accordance with the applicable sections of the Code. The Plan has been amended since receiving the determination letter and has applied for a new determination letter. The Committee and the Plan’s tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the Code. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

The Plan is subject to routine audits by the IRS; however, there are currently no audits for any tax periods in progress. The Committee believes the Plan is no longer subject to income tax examinations for years prior to 2009.

(4) PLAN TERMINATION PROVISIONS
Upon termination of the Plan in its entirety, each participant is entitled to receive, in accordance with the terms of the Plan, the entire balance in their account. The Company has no intention to terminate the Plan.

(5) WITHDRAWALS AND DISTRIBUTIONS
Withdrawals from participants’ account balances are allowed when participants who are actively employed reach age 70-1/2 (or age 59-1/2 for certain participants). Withdrawals are also allowed due to special “hardship” circumstances. Distributions from the Plan will be made upon termination of employment (by retirement, death, disability or otherwise) if the participant’s account balance is less than $5,000. If a withdrawing participant’s account balance exceeds $1,000 but is less than $5,000, and the participant does not make an election to either have the account paid as a direct rollover or as a cash payment, the distribution will be paid as a direct rollover to an individual retirement account established at the Trustee. If a withdrawing participant’s account balance exceeds $5,000, the participant may elect to defer payment until he or she is age 70-1/2. Distributions can be either in the form of a lump sum, partial distribution or substantially equal annual installments. Effective January 1, 2011, active employees who are at least age 59-1/2 may elect to withdraw all or any portion of their account balance and beneficiaries of deceased employees can remain in the Plan. The unpaid portion of all loans made to the participant, including accrued interest, will be deducted from the amount of the participant account to be distributed. Distributions payable to participants at December 31, 2012 and 2011 were $0. Distributions payable are not included as a liability within net assets available for benefits in the accompanying financial statements, however, they are recorded as liabilities in the Plan’s Form 5500.

(6) DERIVATIVE FINANCIAL INSTRUMENTS
The Plan did not invest in derivative financial instruments during 2012 and 2011.

(7) INVESTMENT INFORMATION
Investments held which were greater than 5% of the Plan’s net assets available for benefits as of December 31 were as follows:

	2012	2011
State Street Global Advisors S&P 500 Index Fund, 3,789,605 and 3,797,235 class N shares, respectively	$108,466,083	$93,689,171
Alliant Energy Corporation common stock (a)	90,521,754	95,938,171
(non-participant directed: $0 (0 shares) and $1,345 (31 shares), respectively)
(participant directed: $90,521,754 (2,061,529 shares) and $95,936,826 (2,174,945 shares), respectively)
American Funds EuroPacific Growth Fund, 2,066,214 and 1,953,375 class R6 shares, respectively	85,086,681	68,622,065
Winslow Large Cap Growth Fund, 3,323,027 and 3,672,327 class I shares, respectively	75,698,550	73,777,051
PIMCO Total Return Fund, 6,539,427 and 5,498,164 class I shares, respectively	73,503,164	59,765,041
JPMorgan Intermediate Bond Fund (a), 4,748,331 and 4,780,360 shares, respectively	69,942,913	67,737,697
State Street Global Advisors U.S. Bond Market Index Fund, 4,605,653 and 3,778,238 class C shares, respectively	58,404,289	46,003,823
Dodge & Cox Stock Fund, 477,078 and 486,809 shares, respectively	58,155,843	49,479,293

(a)	Represents party known to be a party-in-interest to the Plan.

During 2012, the Plan’s investments, including gains and losses on investments acquired and disposed of, as well as held during the year, appreciated (depreciated) in value as follows:

State Street Global Advisors S&P 500 Index Fund	$14,935,183
American Funds EuroPacific Growth Fund	12,079,344
Dodge & Cox Stock Fund	9,741,443
Winslow Large Cap Growth Fund	9,735,118
Buffalo Small Cap Fund	3,316,319
State Street Global Advisors U.S. Bond Market Index Fund	2,087,584
PIMCO Total Return Fund	1,956,573
Columbia Multi-Advisor Small Cap Value Fund	1,825,321
Boston Company Emerging Markets Value Equity Fund	1,654,369
Perkins Mid Cap Value Fund I	1,079,120
Aberdeen Emerging Markets Fund	1,013,954
Wellington Mid Cap Growth Fund	566,895
Self-Managed Brokerage Accounts	130,393
Vanguard Inflation-Protected Securities Fund	33,998
Perkins Mid Cap Value Fund N	(404,965)
Alliant Energy Corporation common stock (a)	(420,033)
Net appreciation in fair value of investments	$59,330,616

(a)	Represents party known to be a party-in-interest to the Plan.

(8) FAIR VALUE MEASUREMENTS
Valuation Hierarchy and Techniques - Fair value measurement accounting establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The three levels of the fair value hierarchy and a description of the Plan’s assets and valuation techniques for each are as follows:

Level 1 - Pricing inputs are quoted prices available in active markets for identical assets or liabilities as of the reporting date. Level 1 Plan assets include investments in registered investment companies and common stocks and are valued at the closing price reported in the active market in which the individual securities are traded. Assets of participant-directed brokerage accounts at December 31, 2012 and 2011 were limited to investments in registered investment companies.

Level 2 - Pricing inputs are quoted prices for similar asset or liabilities in active markets, quoted prices for identical or similar assets or liabilities in inactive markets, inputs other than quoted prices that are observable for the asset or liability and inputs that are derived principally from or corroborated by observable market data by correlation or other means. Level 2 Plan assets include investments in common/collective trusts and government and agency obligations. Common/collective trusts are valued at the NAV of shares held by the Plan which is based on the fair market value of the underlying investments of the common/collective trusts. The common/collective trusts underlying assets primarily consist of traded securities that have a variety of investment strategies including domestic and international equity and fixed income funds. Government and agency obligations are valued at the closing price reported in the active market in which the individual securities are traded or based on yields currently available on comparable securities of issuers with similar credit ratings.

Level 3 - Pricing inputs are unobservable inputs for assets or liabilities for which little or no market data exist and require significant management judgment or estimation. Level 3 Plan assets include synthetic guaranteed investment contract wrappers. The fair value of synthetic guaranteed investment contract wrappers are calculated using a replacement cost methodology based on current yields of similar instruments with comparable durations considering the credit-worthiness of the issuer. The difference between the present value of the replacement cost and the present value of the actual cost represents the fair value of the synthetic guaranteed investment contract wrappers. The fair value of all synthetic guaranteed investment contract wrappers was $21,833 and $11,560 at December 31, 2012 and 2011, respectively.

The fair value hierarchy gives the highest priority to quoted prices in active markets (Level 1) and the lowest priority to unobservable data (Level 3). In some cases, the inputs used to measure fair value might fall in different levels of the fair value hierarchy. The lowest level input that is significant to a fair value measurement in its entirety determines the applicable level in the fair value hierarchy. Assessing the significance of a particular input to the fair value measurement in its entirety requires judgment, considering factors specific to the asset or liability.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

Fair Value Measurements - Items subject to fair value measurements disclosure requirements at December 31, 2012 and 2011 were as follows:

	Fair Value Measurements	Level 1	Level 2	Level 3
Assets at December 31, 2012:
Registered investment companies:
U.S. large cap value	$58,155,843	$58,155,843	$—	$—
U.S. mid cap value	12,659,411	12,659,411	—	—
U.S. small cap value	12,019,558	12,019,558	—	—
U.S. small cap growth	28,409,105	28,409,105	—	—
International - developed markets	85,086,681	85,086,681	—	—
International - emerging markets	17,883,510	17,883,510	—	—
Fixed income funds	74,780,999	74,780,999	—	—
Common/collective trusts:
U.S. large cap growth	75,698,550	—	75,698,550	—
U.S. large cap core	108,466,083	—	108,466,083	—
U.S. mid cap growth	11,411,049	—	11,411,049	—
Fixed income funds	132,263,559	—	132,263,559	—
Liquidity funds	6,517,407	—	6,517,407	—
Common stocks	90,521,754	90,521,754	—	—
Participant-directed brokerage accounts	3,267,638	3,267,638	—	—
Synthetic guaranteed investment contract wrappers	21,833	—	—	21,833
Total assets at fair value	$717,162,980	$382,784,499	$334,356,648	$21,833

	Fair Value Measurements	Level 1	Level 2	Level 3
Assets at December 31, 2011:
Registered investment companies:
U.S. large cap value	$49,479,293	$49,479,293	$—	$—
U.S. mid cap value	12,156,182	12,156,182	—	—
U.S. small cap value	12,010,730	12,010,730	—	—
U.S. small cap growth	25,402,918	25,402,918	—	—
International - developed markets	68,622,065	68,622,065	—	—
Fixed income funds	60,690,196	60,690,196	—	—
Common/collective trusts:
U.S. large cap growth	73,777,051	—	73,777,051	—
U.S. large cap core	93,689,171	—	93,689,171	—
U.S. mid cap growth	12,395,019	—	12,395,019	—
International - emerging markets	16,351,605	—	16,351,605	—
Fixed income funds	113,741,520	—	113,741,520	—
Liquidity funds	9,093,314	—	9,093,314	—
Common stocks	95,938,171	95,938,171	—	—
Government and agency obligations	1,504,581	—	1,504,581	—
Participant-directed brokerage accounts	2,434,844	2,434,844	—	—
Synthetic guaranteed investment contract wrappers	11,560	—	—	11,560
Total assets at fair value	$647,298,220	$326,734,399	$320,552,261	$11,560

Additional information for the Plan’s fair value measurements using significant unobservable inputs (Level 3 inputs) for 2012 was as follows:

Synthetic Guaranteed
Investment Contract Wrappers
Beginning balance, January 1, 2012	$11,560
Unrealized gains relating to instruments still held at December 31, 2012	10,273
Ending balance, December 31, 2012	$21,833
The amount of total net gains for the period attributable to the change in unrealized gains relating to assets still held at December 31, 2012	$10,273

(9) NON-PARTICIPANT DIRECTED INVESTMENTS
Information about the net assets and the significant components of the changes in net assets relating to the non-participant directed investments was as follows:

	December 31,
Net assets:	2012	2011
Alliant Energy Corporation Common Stock (a)	$—	$1,345

Changes in net assets for the period of January 1, 2012 through December 31, 2012:
Employer contributions	$—
Investment activity:
Net depreciation in fair value of investments	(493)
Dividend income	42
Transfers to participant directed investments (Note 1)	(894)
Distributions to participants	—
	($1,345)

(a)	Represents party known to be a party-in-interest to the Plan.

(10) RELATED PARTY TRANSACTIONS
Certain Plan investments are shares of common trust funds managed by an affiliate of the Trustee and shares of common stock of the Company. As of December 31, 2012 and 2011, the Plan held 2,061,529 and 2,174,976 shares of Alliant Energy Corporation common stock with a cost basis of $65,547,951 and $66,098,871, respectively. In 2012 and 2011, the Plan recorded dividend income of $3,828,324 and $3,785,196, respectively, from investments in common stock of the Company. These transactions qualify as exempt party-in-interest transactions.

(11) RECONCILIATION TO FORM 5500
Net assets available for benefits in the accompanying financial statements report fully benefit-responsive investment contracts at contract value, however, the contracts are recorded at fair value in the Plan’s Form 5500. If applicable, distributions payable to participants are not included as a liability within net assets available for benefits in the accompanying financial statements, however, they are recorded as liabilities in the Plan’s Form 5500. The following table reconciles net assets available for benefits per the financial statements to the Plan’s Form 5500 as filed by the Company:

	2012	2011
Net assets available for benefits per financial statements	$726,599,134	$657,696,733
Adjustments:
Fair value to contract value for fully benefit-responsive investment contracts	1,536,223	441,941
Deemed distributions of participant loans	(94,789)	(73,763)
Amounts reported per Form 5500	$728,040,568	$658,064,911

The following table reconciles the net increase in net assets available for benefits per the financial statements to the Form 5500 as filed by the Company for 2012:

Net increase
Amounts reported per financial statements	$68,902,401
Adjustments:
Changes in adjustment from fair value to contract value for fully benefit-responsive investment contracts	1,094,282
Deemed distributions of participant loans during 2012	(21,026)
Amounts reported per Form 5500	$69,975,657

ALLIANT ENERGY CORPORATION
401(k) SAVINGS PLAN

FORM 5500, SCHEDULE H, PART IV, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)

AS OF DECEMBER 31, 2012

Identity of issue, borrower,	Description of investment including maturity date,
lessor, or similar party	rate of interest, collateral, par or maturity value	Cost(a)	Current Value
Registered Investment Companies	American Funds EuroPacific Growth Fund, 2,066,214 class R6 shares		$85,086,681
	PIMCO Total Return Fund, 6,539,427 class I shares		73,503,164
	Dodge & Cox Stock Fund, 477,078 shares		58,155,843
	Buffalo Small Cap Fund, 1,008,488 shares		28,409,105
	Aberdeen Emerging Markets Fund, 1,127,586 Institutional shares		17,883,510
	Perkins Mid Cap Value Fund, 593,224 class N shares		12,659,411
	Columbia Multi-Advisor Small Cap Value Fund, 1,880,995 class R5 shares		12,019,558
	Vanguard Inflation-Protected Securities Fund, 44,773 Admiral shares		1,277,835
Common/Collective Trusts	State Street Global Advisors S&P 500 Index Fund, 3,789,605 class N shares		108,466,083
	Winslow Large Cap Growth Fund, 3,323,027 class I shares		75,698,550
	JPMorgan Intermediate Bond Fund (b), 4,748,331 shares		69,942,913
	State Street Global Advisors U.S. Bond Market Index Fund, 4,605,653 class C shares		58,404,289
	Wellington Mid Cap Growth Fund, 918,025 shares		11,411,049
	JPMorgan Liquidity Fund (b), 6,517,407 shares		6,517,407
	JPMorgan Mortgage Private Placement Fund (b), 109,640 shares		3,916,357
Corporate Stocks: Common	Alliant Energy Corporation common stock (b), 2,061,529 shares		90,521,754
Investment Contracts	Aegon, 1.94%
	Synthetic Guaranteed Investment Contract Wrapper		21,833
	State Street Bank, 2.28%
	Synthetic Guaranteed Investment Contract Wrapper		—
	ING, 2.38%
	Synthetic Guaranteed Investment Contract Wrapper		—
Participant-Directed Brokerage Accounts	Self-Managed Brokerage Accounts		3,267,638
Participant Promissory Notes (b)	Maximum allowable loan per participant - $50,000
	Various interest rates - 4.25% to 10.50%
	Primarily maturing within 5 years		10,972,377
			$728,135,357

(a)	Cost value is not required to be disclosed for participant-directed investments.

(b)	Represents party known to be a party-in-interest to the Alliant Energy Corporation 401(k) Savings Plan.

ALLIANT ENERGY CORPORATION
401(k) SAVINGS PLAN

FORM 5500, SCHEDULE H, PART IV, LINE 4i - SCHEDULE OF ASSETS
(ACQUIRED AND DISPOSED OF WITHIN YEAR)

FOR THE YEAR ENDED DECEMBER 31, 2012

Identify of issue, borrower,	Description of investment including maturity date,	Cost of
lessor, or similar party	rate of interest, collateral, par or maturity value	Acquisitions	Proceeds of Dispositions
None.

ALLIANT ENERGY CORPORATION
401(k) SAVINGS PLAN

FORM 5500, SCHEDULE H, PART IV

LINE 4j - SCHEDULE OF REPORTABLE TRANSACTIONS

FOR THE YEAR ENDED DECEMBER 31, 2012

Identity of Party Involved and	Total Number	Total Value	Total Number	Net Selling	Adjusted Cost	Net (Gain)
Description of Assets	of Purchases	of Purchases	of Sales	Price	of Assets Sold	(Loss)
Single Transaction Exceeds 5% of Value:
None.
Series of Transactions With Same Broker Exceeds 5% of Value:
None.
Series of Transactions In Same Security Exceeds 5% of Value:
None.
Single Transaction With One Broker Exceeds 5% of Value:
None.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Total Compensation Committee, which administers the Plan, has duly caused this Annual Report to be signed on its behalf by the undersigned, thereunto duly authorized, on this 21st day of June 2013.

ALLIANT ENERGY CORPORATION
401(k) SAVINGS PLAN

/s/ Wayne A. Reschke
Wayne A. Reschke

The foregoing person is the Vice President - Human
Resources of Alliant Energy Corporation and
Alliant Energy Corporate Services, Inc., and the
Chairperson of the Alliant Energy Corporation Total
Compensation Committee.

EXHIBIT INDEX TO ANNUAL REPORT ON FORM 11-K

ALLIANT ENERGY CORPORATION
401(k) SAVINGS PLAN

FOR THE YEAR ENDED DECEMBER 31, 2012

Exhibit No.	Exhibit	Page Number in Sequentially Numbered Form 11-K
23	Consent of Independent Registered Public Accounting Firm	18